United States securities and exchange commission logo





                             June 20, 2023

       Tom Berry
       Chief Executive Officer
       ILS Fixed Horizon LLC
       PO Box 1227
       210 Market Street
       El Campo, TX 77437

                                                        Re: ILS Fixed Horizon
LLC
                                                            Amendment No. 3 to
Offering Statement on Form 1-A
                                                            Filed May 24, 2023
                                                            File No. 024-12055

       Dear Tom Berry:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 20, 2023 letter.

       Amended Offering Statement on Form 1-A.

       Cover Page

   1. We note the cover page is now dated November 10, 2022. Please revise to be consistent with the date the
offering statement is being signed.
   2.                                                   Refer to prior comment
2. Please explain clearly how the debt will be secured by the underlying notes. Refer
to the applicable agreements which set out the terms of these secured interests.
   3.                                                   Refer to prior comment
3. Please revise to remove    for qualification    from your
                                                        statement given that
the offering statement is still under review and will only become
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FirstName  LastNameTom
ILS Fixed Horizon LLC Berry
Comapany
June       NameILS Fixed Horizon LLC
     20, 2023
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         qualified after the review process.
4. We reissue prior comment 5 as we note your continued disclosure that the Manager may make changes to unit classes without Member notice or consent. Given it appears the terms of the securities may be changed at any time to any degree please tell us how you determined that this is not an impermissible delayed offering for the purposes of
         Regulation A under the Securities Act. Refer to Rule 251(d)(3)(i)(F) of Regulation A.
5. We reissue prior comment 6. Revise your cover page to include risk factor disclosure to address (1) that all debt payments are subject to the discretion of the Manager, (2) that the
         Manager can make changes to the Unit classes without Debt Unit Holder notice or consent, and (3) there are numerous conflicts of interest between the company, company management, company affiliates and the debt unit holders whereby company affiliates will be compensated to provide various services including investment of assets, conducting due diligence on borrowers, and selling loans.
Offering Circular Summary, page 15

6. Please provide expanded disclosure in response to prior comment 8 to explain clearly the predefined set of criteria, including the size of the Offering, the risk profile of the
         Notes, and the Company's financial position referenced in your response.
7. We reissue prior comment 9 in part. Please consider adding a diagram to clarify the business conducted by the company and its noted affiliates. Finally, clarify how the company management will decide which loans to provide to which borrowers given that
         ILS Lending LLC and Pearl Funding LLC will be the originator of the notes. We note your response that Company management will work closely with ILS Lending LLC and
         Pearl Funding LLC, the originators of the notes, to ensure that the loans provided align with the Company's investment objectives and risk tolerance. Reconcile with your disclosure on page 15 regarding the Manager's role in selecting which Notes the Company will purchase.
8. We note your disclosure that the Manager here affirms that it intends to consolidate its past Reg. D Offerings, which are mentioned further in the Offering, and allow those investors to become Investors in the current Regulation A Offering, after qualification by the SEC. As a result, the Manager anticipates that the majority of the Notes issued by ILS
         Lending LLC shall be purchased by the Company, with the other Offerings in the
         Manager   s ecosystem eventually being consolidated into this
Regulation A Offering.
         Please explain clearly how you intend Reg. D investors will become investors in this Reg.
         A offering.
Classes of Units Offered, page 16

9. We reissue prior comment 10. Please revise your disclosure to indicate that the Debt
         Units will not have any scheduled principal repayments and all interest payments will be comprised solely of the interest earned. Also clarify that at the end of the Capital
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FirstName  LastNameTom
ILS Fixed Horizon LLC Berry
Comapany
June       NameILS Fixed Horizon LLC
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         Commitment Period, investors can continue rolling their units over or alternatively, withdraw their funds. Finally address how investors would roll their units over.
10. Refer to prior comment 11. Revise to clarify whether the return of the Capital
         Contribution (principal repayment) at the differing time periods for the different Classes of Debt Units is assured and whether the return of the Capital Contribution payments are subject to the discretion of the Manager.
The Offering, page 19

11. We note your response to prior comment 13 regarding offering expense paid by the manager. Please revise your disclosure in this section and elsewhere in your filing such as your use of proceeds section to disclose the $41,000 and for consistency. Disclose clearly that this amount will be repaid to the Sponsor by the Company, in accordance with a predefined repayment schedule and describe such schedule.
12. We note your response to prior comment 14 that the determination of the Debt Unit
         Holders' subordinated position is based on the terms and conditions outlined in the subscription agreements for the Debt Units; however, the subscription agreement does not appear to have any provisions addressing subordination. Please clarify which agreement or instrument sets forth the terms of these subordination provisions. Risk Factors, page 21

13. We reissue prior comment 15. Please revise the titles to your noted risk factors to indicate the risk being addressed in the title of the risk factor
Risks Related to Conflicts of Interest, page 28

14. We reissue reissue prior comment 16. Please revise to identify the affiliated companies in these risk factors.
Use of Proceeds , page 31

15. Refer to prior comment 18. Please revise the table in this section to additionally address the use of proceeds if only 10%, 25%, and 50% of the offering is sold. Also, revise the table to show the proceeds to be used to provide private loans to Borrowers for real-estate-
         related activities, whether those include short-term flipping sales, development of projects, or refurbishing of purchased homes.
Financial Performance of Company Affiliates' Loans, page 40

16. We reissue prior comment 20. We note your disclosure in this section of certain rates of return of affiliate programs. Please provide the disclosure referenced in Industry Guide 5.
         In particular, please provide an expanded prior performance narrative and prior performance tables. Refer to Release No. 33-6900 (June 17, 1991), Item 7(c) of Part II of
         Form 1-A and CF Disclosure Guidance Topic No. 6.
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FirstName  LastNameTom
ILS Fixed Horizon LLC Berry
Comapany
June       NameILS Fixed Horizon LLC
     20, 2023
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Compensation of Management and Directors, page 44

17. Refer to prior comment 21. We note your statement that the Company will indirectly bear some of the costs of the compensation paid to Donald Sutton and Tom Berry. The compensation of the officers or directors provided in response to Item 11 of Form 1-A must reflect all the compensation awarded to, earned by, or paid to those officers or directors by any person for all services rendered in all capacities to the company, whether directly or indirectly. Please revise to provide the compensation awarded to, earned by, or paid to Donald Sutton and Tom Berry for all services rendered in all capacities to the company
Principal Debt Unit Holders and other company debt unit holders, page 45

18. We reissue comment 22. Revise the title of this section to reflect that the section addresses the beneficial ownership of the Company. Also, update the table to the most recent practicable date.
19. We reissue prior comment 23. Please add both Donald Sutton, President and Tom Berry,
         Chief Executive Officer to the table. Also include the listing of all executive officers as a group in the table. See Item 12(a)(1) of Form 1-A.
Certain Relationships and Related Party Transactions, page 46

20. We reissue prior comment 24. Please disclose the estimated aggregate dollar amount of front-end fees to be paid during the first fiscal year, assuming the maximum amount is raised and assuming you utilize your target leverage, or advise us why you are unable to calculate such fees at this time. Please refer to Item 4.B of Industry Guide 5. Also, file the agreements regarding these fees as exhibits.
21. We note your response to prior comment 25. It is unclear from your response who will be purchasing notes. You state that the manager will purchase notes from an affiliate and also that the Manager will not be a party to any note purchase agreement between the
         Company and the Affiliate. You also state that the Manager will use certain documents to purchase Notes from an Affiliate, and the Company shall then resell those same notes.
         Please clarify who will be purchasing the notes and if you plan to sell securities other than the securities currently offered by this offering statement.
Debt unit holders' rights under the company, page 49

22. Refer to prior comment 27. We note your revised description of the terms of the indebtedness; however, these terms do not appear to be set forth in the subscription agreement or the operating agreement. Please file as exhibits the documents evidencing the terms of the indebtedness, as previously requested.
Allocation of Profits and Losses, page 53

23.      We note your response to prior comment 28. We note your statement that
   [t]he
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ILS Fixed Horizon LLC
June 20, 2023
Page 5
      Company Operating Agreement provides for the allocation of income and gain to both the
      Common Debt Unit Holders and Debt Unit Holders   .    Please revise to
clarify what
      income and gain goes to the Debt Unit Holders. We also note your prior
statement that    a
      Debt Unit Holder     has no ownership interest in the Company.    Please
revise your
      disclosure accordingly.
Signatures, page 60

24. We reissue prior comment 30. Please revise the signature sections to conform to the format in Form 1-A including a separate signature section headed - This offering statement has been signed by the following persons in the capacities and on the dates indicated. Include the persons and capacities noted in Instruction 1 in the Instruction to
      Signatures in the Signatures section of Form 1-A.
Exhibits

25. We reissue prior comment 31. Please provide a revised opinion of counsel as to the legality of the securities covered by the Offering Statement, indicating whether they will when sold, be legally issued and whether they will be valid and binding obligations of the issuer.
26. We reissue prior comment 32. It appears you have not filed the instruments defining the rights of the various classes of Debt Units as exhibits. Please advise.
       You may contact Ruairi Regan at 202-551-3269 or David Link at 202-551-3356 if you
have questions regarding the comments.



                                                             Sincerely,
FirstName LastNameTom Berry
                                                             Division of
Corporation Finance
Comapany NameILS Fixed Horizon LLC
                                                             Office of Real
Estate & Construction
June 20, 2023 Page 5
cc:       Larry Pino, Esq.
FirstName LastName